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Form 4                                       U.S. SECURITIES AND EXCHANGE COMMISSION              OMB APPROVAL
[ ]  Check this box if no longer                     Washington, DC. 20549                      ----------------------------------
     subject to Section 16. Form 4                                                              OMB Number              3235-0287
     or Form 5 obligations may            STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP          Expires        September 30, 1998
     continue. See Instruction 1(b).                                                            Estimated average burden
                                                                                                hours per response ...........0.5

          Filed pursuant to Section 16(a) of the Securities Exchange Act of
                1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
-------------------------------  --------------------------------------------  -----------------------------------------------------
1. Name and Address of           2. Issuer Name and Ticker or Trading Symbol    6. Relationship of Reporting Person to Issuer
   of Reporting Person                                                                (Check all applicable)

   Fisher,  Michael     D.                Stein Mart, Inc. (SMRT)                     Director             10% Owner
-------------------------------  --------------------------------------------    X    Officer              Other
   (Last)   (First)   (Middle)   3. IRS or Social Security   4. Statement for        (give title below)   (specify below)
                                    Number of Reporting         Month/Year
                                    Person (Voluntary)
   1200 Riverplace Blvd.                                        April 2002        President & Chief Operating Officer
-------------------------------                              ----------------   ----------------------------------------------------
          (Street)                                           5. If Amendment,   7. Individual or Joint/Group Filing (Check
                                                                Date of Original   Applicable Line)
                                                                (Month/Year)
                                                                                   X  Form filed by One Reporting Person
   Jacksonville, FL      32207                                                        Form filed by More than One Reporting Person
-------------------------------  --------------------------------------------   ---------------------------------------------------
   (City)      (State)   (Zip)
                                 Table 1 - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1.  Title of Security            2. Trans-  3. Trans-   4. Securities Acquired    5. Amount of        6. Ownership   7. Nature of
    Instr. 3)                       action     action      (A) or Disposed of        Securities          Form:          Indirect
                                    Date       Code        (D) (Instr. 3, 4 and      Beneficially        Direct (D)     Beneficial
                                    (Month/    (Instr. 8)  5)                        Owned at End        or Indirect    Ownership
                                    Day/    ---------------------------------        of Month            (I)            (Instr. 4)
                                    Year)   Code    V    Amount  (A) or   Price      (Instr. 3 and 4)    (Instr. 4)
                                                                 (D)
------------------------------- ----------- ------ ---- ------- ------- --------- ------------------- --------------- --------------


Common Stock $0.01 Par Value                 ***                                      3,031                 D
------------------------------- ----------- ------ ---- ------- ------- --------- ------------------- --------------- --------------

Common Stock $0.01 Par Value                                                            300                 I           See Note 1
------------------------------- ----------- ------ ---- ------- ------- --------- ------------------- --------------- --------------

------------------------------- ----------- ------ ---- ------- ------- --------- ------------------- --------------- --------------

------------------------------- ----------- ------ ---- ------- ------- --------- ------------------- --------------- --------------
Note 1:  John Ryan Fisher as Trustee for Michael D. Fisher Irrovocable Trust.
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Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person. see Instrucion 4(b)(v).

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FORM 4 (continued)               TABLE II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                            (e.g., puts, calls, warrants, options, convertible securities)




------------------------------------------------------------------------------------------------------------------------------------
1.Title  2.Con-   3.Trans-  4.Trans- 5.Number of   6.Date Exercisable  7.Title and Amount  8.Price  9.Number   10.Owner- 11.Nature
  of       ver-     action    action   Derivative    and Expiration      of Underlying       of       of Deriv-   ship      of In-
  Deri-    sion or  Date      Code     Securities    Date (Month/Day/    Securities          Deriv-   ative       Form      direct
  va-      Exer-    (Month/   (Instr.  Acquired (A)  Year)               (Instr. 3 and 4)    ative    Secu-       of De-    Bene-
  tive     cise     Day/      8)       or Disposed --------- --------- -------- ----------   Secu-    rities      riva-     ficial
  Secur-   Price    Year)              of (D)        Date     Expir-     Title  Amount or    rity     Bene-       tive      Own-
  ity      of Deri-                    (Instr. 3,    Exer-    ation             Number       (Instr.  ficially    Secur-    ership
  (Instr   vative                      4 and 5)     cisable   Date              of Shares     5)      Owned       ity       (Instr
  3)       Secur-                                                                                     at End      Direct    4)
           ity                                                                                        of Month    (D) or
                                                                                                      (Instr 4)   In-
                                                                                                                  direct
                                                                                                                  (I)
                            ----------------------                                                                (Instr
                            Code    V   (A)  (D)                                                                  4)
------------- ------------  ------ ---  ---- ----- --------- --------- -------- ---------- -------- ---------- --------- -----------
Non-Qualified  $10.00                               08/09/96  08/09/03  Common      9,800       *      9,800        D
Stock Option    10.00                               08/09/97  08/09/03  Stock      19,800       *     19,800        D
(to purchase)   10.00                               08/09/98  08/09/03  $0.01 Par  20,400       *     20,400        D
                                                                        Value
--------------------------  ------ ---  ---- ----- --------- --------- -------- ---------- -------- ---------- --------- -----------
Non-Qualified  $ 7.00                               09/26/97  09/26/04 Common      3,200       *       3,200        D
Stock Option     7.00                               09/26/98  09/26/04 Stock      13,200       *      13,200        D
(to purchase)    7.00                               09/26/99  09/26/04 $0.01 Par  13,600       *      13,600        D
                                                                       Value
--------------------------  ------ ---  ---- ----- --------- --------- -------- ---------- -------- ---------- --------- ----------
Non-Qualified  $ 5.7188                             09/29/98  09/29/05 Common      6,600       *       6,600        D
Stock Option     5.7188                             09/29/99  09/29/05 Stock       6,600       *       6,600        D
(to purchase)    5.7188                             09/29/00  09/29/05 $0.01 Par   6,800       *       6,800        D
                                                                       Value
--------------------------  ------ ---  ---- ----- --------- --------- -------- ---------- -------- ---------- --------- -----------
Non-Qualified  $13.8125                             03/14/00  03/14/07 Common     66,000       *      66,000        D
Stock Option    13.8125                             03/14/01  03/14/07 Stock      66,000       *      66,000        D
(to purchase)   13.8125                             03/14/02  03/14/07 $0.01 Par  68,000       *      68,000        D
                                                                       Value
--------------------------  ------ ---  ---- ----- --------- --------- -------- ---------- -------- ---------- --------- -----------
Non-Qualified  $ 7.98                               08/06/04  08/06/11 Common     66,000       *      66,000        D
Stock Option     7.98                               08/06/05  08/06/11 Stock      66,000       *      66,000        D
(to purchase)    7.98                               08/06/06  08/06/11 $0.01 Par  68,000       *      68,000        D
                                                                       Value
--------------------------  ------ ---  ---- ----- --------- --------- -------- ---------- -------- ---------- --------- -----------
Non-Qualified  $ 8.90                               01/29/05  01/29/12 Common      4,950      ****     4,950        D
Stock Option     8.90                               01/29/06  01/29/12 Stock       4,950      ****     4,950        D
(to purchase)    8.90                               01/29/07  01/29/12 $0.01 Par   5,100      ****     5,100        D
                                                                       Value
--------------------------  ------ ---  ---- ----- --------- --------- -------- ---------- -------- ---------- --------- -----------
Non-Qualified  $11.10                               04/05/05  04/08/12 Common     66,000      ****    66,000        D
Stock Option    11.10                               04/05/06  04/08/12 Stock      66,000      ****    66,000        D
(to purchase)   11.10                               04/05/07  04/08/12 $0.01 Par  68,000      ****    68,000        D
                                                                       Value
--------------------------  ------ ---  ---- ----- --------- --------- -------- ---------- -------- ---------- --------- -----------

                                                                                              TOTAL  715,000
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Explanation of Responses:
*       Granted pursuant to Stein Mart Employee Stock Option Plan.
***     Acquired pursuant to Stein Mart, Inc. Employee Stock Purchase Plan.
****    Gramted pursuant to Stein Mart, Inc. 2001 Omnibus Plan.



**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.  /s/ Michael D. Fisher             5/10/02
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                               ------------------------         --------
                                                                                           **Signature of Reporting Person   Date
Note:   File three copies of this Form, one of which must be manually signed.
        If space provided is insufficient, see Instruction 6 for procedure.

999.1430.1                                                                                                                   Page 2
Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB Number.                                          SEC 1474 (7/96)

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